Stolt-Nielsen S.A.                                  [LOGO OF Stolt-Nielsen S.A.]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

SUPREME COURT DENIES RENEWED APPLICATION BY STOLT-NIELSEN TO MAINTAIN INJUNCTION FROM FEDERAL DISTRICT COURT

           Injunction Confirmed DOJ Amnesty Agreement with the Company

              Stolt-Nielsen Anticipates Full Victory in Lower Court
                          Based on Government's Promise

London - August 21, 2006 - Stolt-Nielsen (NASDAQ NM: SNSA; Oslo Stock Exchange:
SNI) announced today that the Supreme Court of the United States has denied a Renewed Application originally submitted to Justice John Paul Stevens that would have kept in place an injunction by a federal district court preventing the Department of Justice's Antitrust Division from bringing charges against the company.

The injunction was issued in January 2005 by the federal district court in Philadelphia and precluded criminal prosecution of the Company or its executives based on the validity of the amnesty agreement Stolt-Nielsen signed with the Antitrust Division in January 2003. In March 2006, a two-judge panel of the Third Circuit appeals court reversed the injunction on narrow separation of powers grounds, holding that district courts do not have the authority to enjoin the Division prior to an indictment.

Stolt-Nielsen remains confident that any forthcoming action against the company will be dismissed because of the binding terms of the amnesty agreement. "To induce the Company to enter into an amnesty agreement, the Antitrust Division promised in the agreement freedom from indictment," James B. Hurlock, an outside director and Chair of the SNSA Board of Directors' Legal Affairs Committee said. "Now, after we relied on the Division's words, the Division has reneged, saying it only promised freedom from conviction."

Mr. Hurlock also made clear that today's decision in no way effects the Company's request that the Supreme Court hear this case on its merits. That petition (formally known as a petition for a writ of certiorari) was filed on July 21st and is still pending before the Supreme Court.

The Company took the extraordinary measure of seeking the stay from Justice Stevens in his role as Circuit Justice for the Seventh Circuit because of the split between the Seventh Circuit and the Third Circuit on the underlying constitutional issues at stake in this matter.

Importantly, the federal district court made 89 findings of fact, including that Stolt-Nielsen had performed its side of the bargain. The district court remains the only court to have considered this case on its merits.

The Third Circuit did not disagree with the district court's factual findings, including its conclusion that prosecution by the Antitrust Division would breach the Amnesty Agreement. The Third Circuit further held that the appropriate procedure for Stolt-Nielsen, following any charges, would be to file a pretrial motion to dismiss the indictment based on the amnesty agreement defenses. The Third Circuit emphasized that Stolt-Nielsen could file such a motion immediately after charges were brought.

"Stolt-Nielsen will pursue every avenue to prevent this flagrant breach of covenant and abuse of power by the Antitrust Division," Mr. Hurlock said. "Although the Supreme Court did not grant our Renewed Application, we will promptly move to dismiss any action brought against the Company by advancing the very same legal arguments that prevailed when the district court first enjoined any prosecution based on our amnesty agreement with the Antitrust Division," Mr. Hurlock said.

Contacts:
Richard Lemanski
001.203.299.3604
rlemanski@stolt.com

                                                    [LOGO OF Stolt-Nielsen S.A.]
Jan Engelhardtsen
011.44.20.7611.8972
jce@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.